Manufactured Housing Properties Inc.
126 Main Street
Pineville, NC 28134

August 23, 2019

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Joshua Lobert and Sonia Barros

Re:
Manufactured Housing Properties Inc.
Amendment No 1 to
Offering Statement on Form 1-A
Filed July 31, 2019
File No. 024-10997

Ladies and Gentlemen:

We hereby submit the responses of Manufactured Housing Properties Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission set forth in the Staff’s letter, dated August 6, 2019, providing the Staff’s comments with respect to the Company’s Amendment No 1 to Offering Statement on Form 1-A/A (as amended, the “Offering Statement”).

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment 1 to Form 1-A filed July 31, 2019

Unaudited Pro Forma Consolidated Financial Information, page 9

1.
We note your response to comment 4 and your revisions to your filing. Please tell us how you determined it was unnecessary to provide a pro forma balance sheet to reflect the acquisition of the Crestview manufactured housing community. Reference is made to Rule 8-05 of Regulation S-X.

Response: In February 2018, prior to our submission of our Form 10 registration statement, we sought the guidance of the Office of the Chief Accountant, Jessica Barberich, regarding these asset acquisitions and the need to present historical balance sheets under Rule 8-06 abbreviated audited financial statements for mobile home park acquisitions.  In speaking with the Staff, it was noted that many of these parks are over 30 years old and historical records do not exist.  In addition, since these acquisitions are treated as asset acquisitions and the historical balance sheets would not provide any useful information based on the current purchase price and notes payable used to purchase these assets, the Staff agreed that providing the abbreviated audited financial statements and proforma income statements would provide sufficient information regarding the historical operations of the parks. We respectfully request that the Staff now view the acquisition of Crestview manufactured housing community in a consistent manner.

Capitalization, page 22

2.
We have reviewed your response to comment 3. We continue to be unclear how you determined it was appropriate to reflect offering proceeds in your capitalization table. As this offering is being conducted on a “best efforts” basis, please tell us how you determined an adjustment to reflect offering proceeds is factually supportable.

Response: We have decided to delete the capitalization section as such section is not required to be included in the Offering Statement.

Recent Developments, page 24

3.
We have reviewed your response to comment 4 and it appears that the purchase prices for your two acquisitions during the second quarter of 2019 constituted 17.6% and 19.9% of your December 31, 2018 total assets. As these acquisitions appear to exceed 10% of December 31, 2018 total assets, please tell us how you determined the acquisitions were not significant. Alternatively, please provide the statements of revenues and certain expenses pursuant to Rule 8-06 of Regulation S-X and the pro forma financial information pursuant to Rule 8-05 of Regulation S-X for each acquisition.

Response: We reviewed the guidance under rule 8-06 and as the Staff noted, neither acquisition at the time exceeded 20% of the total assets and together did not exceed 50% of the December 31, 2018 total assets.  At the time of the acquisitions, the revisions to Rule 8-06 which changed the significance tests were not yet effective. Therefore, based on guidance in effect at the time of the acquisitions, we determined that neither acquisition was significant and therefore did not required audited financial statements under Rule 8-06.

Furthermore, please note that we have revised the Offering Statement to include second quarter financial statements. Since these acquisitions were completed in the second quarter, the second quarter financial statements include these acquisitions and the proforma effect of these acquisitions.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (980) 273-1702 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888 (ext. 100).

Sincerely,

Manufactured Housing Properties Inc.

By: /s/ Raymond Gee
      Raymond Gee
      Chief Executive Officer

cc:
Louis A. Bevilacqua, Esq.